Filed by Reuters Group PLC
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Reuters Group PLC
Commission File No.: 333-08354

The following is a transcript of a presentation given jointly by The Thomson Corporation and Reuters Group PLC on May 15, 2007 at 8:30 am, New York/Toronto time. The filing of this transcript under Rule 425 shall not be deemed an acknowledgment that such a filing is required or that an offer requiring registration under the Securities Act of 1933, as amended, may ever occur in connection with the possible business combination transaction described herein.

CORPORATE PARTICIPANTS
Frank Golden
Thomson Corporation – VP-IR
Geoff Beattie
Thomson Corporation – Deputy Chairman
Niall FitzGerald
Reuters – Chairman
Dick Harrington
Thomson Corporation – President, CEO
Tom Glocer
Reuters – CEO
Bob Daleo
Thomson Corporation – EVP, CFO

CONFERENCE CALL PARTICIPANTS
Andrew Mitchell
Scotia Capital – Analyst
Tim Casey
BMO Capital Markets – Analyst
Randal Rudniski
Credit Suisse – Analyst
Karl Choi
Merrill Lynch – Analyst
Drew McReynolds
RBC Capital Markets – Analyst

PRESENTATION

Frank Golden - Thomson Corporation – VP-IR

Thanks very much. Good morning to those of you in Canada and the United States and welcome on what is a historic day for Thomson and Reuters. I am Frank Golden, Vice President of Investor Relations for the Thomson Corporation. Before we begin, I need to remind you that the following discussion contains forward-looking statements that relate to future results and events that are based on Thomson and Reuters' current expectations. Actual results may differ materially from those currently expected due to a number of risks and uncertainties discussed in documents that Thomson and Reuters provide to the regulatory agencies.

In addition this presentation also contains disclosures of certain non-GAAP financial measures. Thomson and Reuters have provided a reconciliation of each of these measures to the most directly comparable GAAP measures in the investor relations sections of their websites. Please refer to the special note at the end of our slides for more information.

And with that, it is my pleasure to introduce Geoff Beattie, Deputy Chairman of the Thomson Corporation and President of the Woodbridge Company for some opening remarks.

Geoff Beattie - Thomson Corporation – Deputy Chairman

Thank you, Frank, and good morning, everyone, and thank you very much for joining us this morning for this call. We have had a very exciting morning in London and the opportunity to talk extensively about the transaction and we look forward to the opportunity of discussing with you now.

Obviously from a Woodbridge perspective and the Thomson perspective, we are extremely excited to be able to announce this transaction. It represents the culmination, in many ways, of a strategic direction that we have been pursuing for several years to become the world leader in professional and financial information. And today, we think, marks the beginning of an even more exciting future for the Corporation.

Joining me on the call are Tom Glocer, Bob Daleo, Dick Harrington, and my Deputy Chairman at the new Thomson and Reuters Company, Niall FitzGerald, who I will asked to comment on the transaction in more detail, who is currently the Chairman of Reuters.

Niall FitzGerald - Reuters – Chairman

Thank you, Geoff. I won't take you through the highlights in detail, they're on the charts that you can see. I hope. So instead, let me just add to what Geoffrey said and stress how delighted we are to be here today to be announcing this quite remarkable transaction between two of the best-known names in the electronic information and media business and to form a new business information powerhouse. It is a transaction in which the Boards of both Thomson and Reuters have been actively involved over quite a long period. Myself and Geoff, in particular, and the Board (inaudible) in which we recommend to our shareholders with the utmost confidence.

In regard to board and governance, the new Thomson-Reuters will consist of a dual-listed company. I just wanted to spend a couple of minutes introducing the structure of the governance. Two companies that make up the dual-listed structure would have identical boards of 15 directors. There is a good balance of Reuters nominees, Thomson nominees, and Woodbridge nominees representing the Thomson family trust. David Thomson will serve as Chairman and Geoff and I are delighted to have been nominated as Joint Deputy Chairman. Tom Glocer will serve as Chief Executive and we are all looking forward and impatient to get on with working together, as I know it is going to be very productive and a lot of fun.

The Reuters family share company has been commented on quite extensively in advance of this and, therefore, I am delighted to be able to announce today and we have been at the Reuters Partnership Company, which was set up to set up to guard, safeguard Reuters' independence, integrity, and freedom from bias in its news reporting. And they have confirmed their complete support of this transaction. The Reuters Trust principles and the Family Share Company structure will apply to the whole of the enlarged Thomson-Reuters group, thereby underpinning the existing high standards of integrity and independence.

Woodbridge has undertaken to support the trust principles and will be exempt from shareholding limits as long as it remains under the control of the Thomson family. I would like to quote from the Chairman of the Founder Share Company, Pehr Gyllenhammar, as included in the announcement, when he said, "We believe that the formation of Thomson-Reuters marks a watershed in the global information business and will underpin the strength, integrity, and sustainability of Reuters as a global leader in news and financial information for many years ahead."

So with that as brief headlines for the transaction, now over to Dick.

Dick Harrington - Thomson Corporation – President, CEO

Thank you, Niall. I am glad to be able to discuss with you today this union of two leaders, two strong companies that are at the top of their games. Thomson and Reuters are both customer-focused companies. Combining them will enable us to serve our customers better in this competitive and highly-dynamic marketplace and this is a story about growth, not about consolidation.

This is the intersection of two very successful strategies. Under Tom's leadership, Reuters has achieved a remarkable resurgence and this combination is the next logical step for Thomson. In fact, it is the high point of what we have been working towards for a decade. Thomson was among the first to recognize that the information market was moving from print to digital, and then from electronic solutions, software, and services. Over the past 10 years, we redefined our business model and portfolio so that we can help shape the market, not just react to it.

As you know, last week, we sold our higher education business for nearly $8 billion and as you can imagine, it has been a fairly busy month for us. As the price demonstrated, this is a very good business, but it no longer fits our strategy. Our goal is to be the provider of choice for the world's business and professional information market. Today, we are on the verge of achieving that goal.

It took a lot of work to reach at this moment. We have the full support of the Thomson family and our Board. And I want to thank the 33,000 employees who worked hard to make our Company an industry leader, because it is ultimately their achievement. Thomson has never been stronger strategically, operationally, and financially, and because of that, we were able to take this major step with Reuters.

In the financial arena, combining the complementary strengths of Reuters and Thomson Financial will create a global leader. Thomson Financial has innovative products and strong market positions in North America. Combining them with Reuters strengths in news and financial information and its leading positions in Europe and Asia will unlock the potential in both businesses.

Let me just take a minute to discuss Thomson Professional Group. Many of you know this side of the business, but we have built leading positions in legal, tax and accounting, scientific, and healthcare information markets, and we are recognized as a leader and innovator. We combine must-have content with technology platforms and productivity tools that help our customers. We have developed deep insights into our customers and we have strong customer relationships.

With that comes a subscription-based business model with high retention rates, strong profitability, and increased organic growth. Our Professional Group will account for 40% of the revenues of the combined Thomson-Reuters business. This group generates nearly $5 billion in annual revenues and over $1 billion in free cash flow. With margins of nearly 30%, the Professional Group has the kind of a financial metrics that I believe Thomson-Reuters could achieve in the years ahead. And I'm confident that our Professional Group combined with Reuters brand, news service, and global reach will create new growth opportunity.

I am very encouraged by the opportunities ahead. I have been with Thomson for 25 years. I have served as CEO for the past 10 years and the Company has never had more opportunity. The combination expands our global footprint, moreover, we can leverage our content and platforms across all our businesses and geographies.

This is a major milestone in the history of both Thomson and Reuters that will unleash the untapped potential of both companies. When the transaction is completed, Tom will become CEO of the combined Company. Tom is the right leader to take Thomson-Reuters to the next level of excellence and he will be supported by experienced and capable management from both companies.

I think we have the right strategy and the right people to drive it forward. And I believe that the next 10 years will be even more remarkable than the last 10. With that, I will turn it over to Tom.

Tom Glocer - Reuters – CEO

Dick, thank you. I am incredibly excited to be launching Thomson-Reuters today and honored to be chosen to lead this organization.

I would first like to just pay tribute to what Dick has achieved. He is being modest in his review of the journey at Thomson over the last 10 years. He has truly transformed this Company with his team and it was his graciousness and his sense of what is best for the Company that made social issues which often interfere with creating so much value actually a great positive here. And I thank him and I know respective staff of both of our Companies do as well. I am thrilled to get the chance to work with the colleagues I have gotten to know a little bit at Thomson in this process and can't wait to get to work.

What I would like to do today is just go through a couple of slides that we have presented earlier today in London. First, I wanted to give you some industry context. This is sort of more-familiar territory for those of you who have been following the Reuters Core Plus strategy, but the themes themselves are pretty well understood in the industry.

We are seeing a huge shift to electronic delivery of information, as well as electronic trading in the financial services market. Globalization is requiring ever greater scale. We are seeing the institutions in finance change before our eyes, whether it is exchanges consolidating, like the New York Stock Exchange and EuroNext, or our large customers forming consortia to be able to capitalize on their assets. The very shape of the industry is changing and I think putting together Thomson and Reuters will give us the scale and breadth to really partner with our customers and compete in this new industry.

We have quite a simple vision, that is simply to be the absolute number-one provider of electronic information trading systems and software solutions for professionals in knowledge-based industries everywhere. We run a 24-hour-by-seven operation. Our markets never stop and the ability now to have not only a financial services and media sector to deliver to, but also the very rich Thomson Professional side of the business is very exciting to me. So I think the combined group is going to be a very dynamic force.

Just to review a little bit about what we will bring together under the banner of Thomson-Reuters, we are going to be able to meet customers demand for broader, faster, and more deeply-integrated information and solutions. We will be able to deliver very significant synergies. We will talk in a little bit about what they mean in terms of the specific number. We have come out with today of 500 million plus in synergies on the cost side, but the far bigger story for me, certainly, is the potential revenue synergies of putting these two together. And that is something that will only come about once we do the more detailed product planning, but just looking on the face of it, of the assets and the people in these two great companies, I am hugely excited.

Just a quick mention of why we chose, at least from North American point of view, an unusual structure in the dual-listed company. We so believe in the future of the combined enterprise that on the Reuters side, we very much wanted to ensure that our shareholders would not be forced out of the story, either to be totally cashed out in an acquisition or even a share merger in which they wouldn't be able to continue to hold that paper, and I am very pleased that we have come up with this structure. And we will be a very well-capitalized company as a result.

Just going a little bit into the what our markets will look like, we have a slide in the pack that shows about an $11.4 billion combined pro forma revenue for this Company in dollars, split roughly 60% to Financial, 40% to the Professional unit, with a very high proportion being from electronic distribution, close to 90%, and a similar proportion of revenue on a subscription model, which tends to be a bit more stable and easy to forecast.

In terms of the overall market, we think this addresses a market of somewhere in excess of $50 billion and that market itself is growing at five to 6% before we start layering in what more we might be able to achieve as a result of revenue synergies. Just to talk a little bit about how complementary these two Companies are – and you will be hearing a lot about that, because it is so very true – first, on a geographic basis, Reuters has always been strong in Europe and, significantly, in the growing economies of Asia. Thomson is very strong across all its units in the Americas to the tune of about 80% plus of revenues. When you put the two Companies together, on a pro forma basis, you have a 60% of the revenues come from the Americas – 31% from Europe, from EMEA, and 9% from Asia Pac. So I think you couldn't design a sort of a better geographic complementarity.

And then going through some of the other categories, if you look at the customer sets on the financial side, Reuters is predominantly address the needs of the large sell-side dealer firms. Thomson is so strong on the buy side and in the corporates market. In terms of the content we deliver, Reuters has always been known for our real-time news and real-time pricing information across all the markets. And Thomson couldn't be stronger on the historical reference and analytical side, so those two pieces fit together really well.

In electronic trading, which has become a very large part of the Reuters story, I think people know us well for our leadership in FX transaction systems, including our recent joint venture with the CME called FX MarketSpace. Thomson has the lead position in fixed income through TradeWeb and putting those two platforms together will offer a truly seamless way to execute from the spot FX market all the way up to the long bond, very exciting to me.

And finally, on enterprise, which has been a very large part of the Reuters story, serving the needs of whole firms, as opposed to just terminals. We have a very strong position, obviously, in trading rooms and risk management, but I think what is less well known is what good assets Thomson has on their side, especially in the whole equities value chain, including Omgeo, in post-trade, and in portfolio management, which has been a set of tools that, frankly, Reuters has been missing and will bring a great advantage to our customers.

Just wanted to conclude then on the management team, this is really a coming together of two very strong teams. I am thrilled to get the chance to lead it and to work with colleagues that I have worked with for a number of years here at Reuters and joined by very strong colleagues on the Thomson side, like Bob Daleo, who is sitting with me today to be CFO. So with that, I would like to turn it over to Bob.

Bob Daleo - Thomson Corporation – EVP, CFO

Thank you, Tom. I am going to discuss three things. First, I will comment on the anticipated synergies associated with this transaction. Second, I will provide our pro forma view of the combined Company's capital structure. And lastly, I will give an overview of the dual-listed company structure, which we have been talking about.

Now turning to the synergies, we are anticipating run rate synergies in excess of $500 million within 36 months from the time of closing. These synergies are net of some revenue synergies, however we are actually confident that the complementarity nature of these businesses will result in new revenue streams that will more than offset any losses. As we have said from the beginning, it is about growth, not purely consolidation.

These savings I want to point out are in addition to our respective cost saving initiatives, THOMSONplus in Thomson and Core Plus in Reuters, which are both on track. And the good news here is that we both had a strong record of execution, giving us confidence these synergies are achievable.

Now let's turn to our capitalization (technical difficulty) please. Can we advance to the next slide, please? Well, I will continue. I apologize you may not have this in front of you. Okay. But on a combined basis, we are sizable, well-capitalized, and generate significant levels of free cash flow. The combined market capitalization, as you can see on this slide, is $35 billion. And let me point out that the pro forma figures reflected on the far right column are after the $9 billion cash consideration associated with this transaction.

There are several items to note under the Thomson column. First from a definitional standpoint, net debt is comprised of Thomson's year-end 2006 debt, net of the proceeds related to the sale of Thomson Higher Education, which we just recently announced. Second, Thomson's free cash flow number represents 2006 free cash flow from continuing operations, which would exclude then the cash flow from Thomson Learning. The figures shown in the Reuters column reflect reported 2006 results.

Given the combined Company's strong capital structure and free cash flow generation capabilities, we anticipate that we will continue to return significant levels of capital to our shareholders and as Thomson has always had a record as a Company that believes that dividends are an important part of shareholder value creation. And the net debt to EBITDA ratio of 2.6, as shown on this slide, is obviously on a trailing basis and we expect this ratio to improve.

Now let me turn to the benefits associated with a dual-listed company. There are a number of good reasons why we chose the structure. First, all of our shareholders have the option to remain invested and participate in the value created from the combination. Second, owners of all shares will receive the same economic benefit from the Company, which I will discuss in a moment. And finally, the structure allows the new company to maintain listings in Toronto, London, and New York and, importantly, also allows both companies to maintain their current position within their respective industries – the S&P TSX in London – I mean, in Toronto and the FTSE here in London.

Now let's talk about the dual-listed company structure and for that, I would please ask you to advance to the next slide. We just went past that slide. Can you go back one? Thank you.

The dual-listed company structure will be set up in the manner outlined on this slide. There will be two legal entities – Thomson-Reuters Corporation and Thomson-Reuters PLC. These two legal entities will enter into a series of contractual agreements providing for, as has been stated, identical Boards of Directors, a unified management structure, and equalization of economic interest of shareholders, meaning all shares will have the same dividends and economic rights. After the transaction, current Thomson shareholders, including through Woodbridge, would hold 76% of the economic interest in the combined business, while the current Reuters shareholders would hold 24%.

Now if we would advance to the next slide, please, I am going to discuss what the combined Company's outstanding share count would look like following the completion of the transaction. This illustration is based on the current market capitalization for Thomson, which is comprised of 644 million shares. In the transaction, Reuters' shareholders will receive half the value to which they are entitled in cash, which is 352.5 pence per share, and half in shares of a new Reuters holding company, namely Thomson-Reuters PLC, at the agreed notional exchange rate 0.16 to 1, which equates to 16 Thomson shares to every 100 Reuters shares.

The Reuters shareholders receive roughly 210 million Thomson-Reuters PLC shares. The number of outstanding Thomson shares should be added to the outstanding Reuters PLC shares for a total of approximately 854 million shares.

This is the share base for calculating earnings per share for the new combined business. And there is further information on the equalization ratio available on our website. Now let me turn it back over to Tom.

Tom Glocer - Reuters – CEO

Thanks, Bob. I thought I would just cover quickly the next steps that we have to go forward here. First, and very importantly, as Niall’s talked about, we have the strong support of the Reuters Founder's Share Company, in particular recognizing the identity and character and track record of the Thomson family and of Thomson Corporation. We will next turn our attention to regulatory approvals, in particular making submissions to the antitrust authorities in the US, in Europe, and perhaps other jurisdictions around the world. We would then proceed to shareholder approval from both the Thomson and Reuters shareholders, noting that on the Thomson side, the family in Woodbridge have committed with their 70% to approve the transaction. And then I very much look forward to the potential of completing the transaction. I would like to start work immediately.

A final couple of thoughts in conclusion and before we open it up to you, I think this combination is the most remarkable, complementary combination I have ever seen in two companies, both in terms of the assets and businesses that we have discussed, as well as the culture and the goodwill to move forward and execute on them, which will be important. We are in very attractive markets by themselves and we will create opportunities to, in essence, turbocharge that growth through synergies in what we can build together. And the dual-listed structure has given the possibility for shareholders on both sides to stay invested, which we hope very much they will want to do, and participate in the upside.

And the only thing I would like to add personally is that I am a great believer in this equity story going forward. And I will be making a very substantial personal investment in the equity of the new Company and that is exciting and I am doing that for purely rational economic reasons. Over to you.

Frank Golden - Thomson Corporation – VP-IR

Thanks very much, Tom. That concludes our formal remarks and we would now like to open it for questions. And I will take the first question from Andrew Mitchell with Scotia Capital.

QUESTION AND ANSWER

Andrew Mitchell - Scotia Capital – Analyst

Thanks very much. Just three areas of interest. I just wondered if you could, first off, outlined a little more on the antitrust process, just giving us a sense of the key hurdles and timelines and your level of comfort in attaining clearance? And then two other areas after that.

Tom Glocer - Reuters – CEO

Okay. It's Tom Glocer. I will jump in there. I mean there is not a lot more I can say. We will be making preliminary contact with the antitrust authorities just to map out the process and give them the benefit of view of timing. Then it is very much up to them as to the pace at which we proceed. You know, I think we obviously all think this is a transaction that can be completed and can be completed as structured, but I don't think there is much more we can say today specifically on the timing of attaining those approvals.

Andrew Mitchell - Scotia Capital – Analyst

Okay. I will head to the next area then. On the synergy side, I wondered if you can give us a sense of what restructuring charges might be required to deliver the $500 million plus in synergies, a little more may be on the level of complexity involved in getting to them, and what we should be thinking about as CapEx to revenue during debt restructuring period of 2008 to 2010 for the combined company, CapEx to revenue run rate?

Bob Daleo - Thomson Corporation – EVP, CFO

Andrew, it's Bob. As usual, you ask a challenging question. First of all, in terms of the synergies restructuring charges, you recall I said that these are net synergies, which means that net against them is, generally, what we think might be some dis-synergies and we really haven't – don't have them fully quantified, nor would we at this point. But I would say traditionally our ratio has been a dollar of expense to a dollar of savings, although because we have this revenue dissynergies, I would say it would be higher than that. You know, it could be from $1.00 to $1.50 of cost per the savings we have identified net.

Andrew Mitchell - Scotia Capital – Analyst

And would that include – thanks, Bob – would that include both CapEx and just pretax charges?

Bob Daleo - Thomson Corporation – EVP, CFO

Yes, yes it would include – it would include all costs.

Andrew Mitchell - Scotia Capital – Analyst

Okay.

Bob Daleo - Thomson Corporation – EVP, CFO

And then as far as the CapEx to revenue, I think – well, in a run rate, steady run rate of the business of not unremarkably both Thomson and Reuters, because our Companies have such compatibility our capital to our revenue is roughly about the same in both Companies, about 7%. And I know that you are not asking that, you are asking how high could it go during this integration period. I think, Andrew, I couldn't answer that question because we haven't yet said how much of these one-time costs are capital versus expense or other items. So I can't really answer that as clearly as you might like today.

Andrew Mitchell - Scotia Capital – Analyst

Okay, thanks. And then just the final area was just on the area you did touch on a couple of times, so combination reminds us about growth and about revenue synergies. And am I to take it that at this point, we are not going to hear much about that strategy, specifically, particularly with the antitrust hurdles to clear? Is that the correct way to – ?

Dick Harrington - Thomson Corporation – President, CEO

Andrew, this is Dick. I don't think – I think we are looking at basically growth of cost synergies across the total organization. So even if we look at the news service, what that can deliver in legal or scientific or healthcare. So we just think that there is opportunities for us to create better products and services using the total – the combination of all the content, all the technology to all our customers regardless of what particular market they are in.

Bob Daleo - Thomson Corporation – EVP, CFO

But you are right, Andrew, the $500 million doesn't include any estimation of the revenue synergies.

Andrew Mitchell - Scotia Capital – Analyst

Okay. And we will probably – is there a later date when we will probably hear more specifically about that, when you are more comfortable with the strategy?

Dick Harrington - Thomson Corporation – President, CEO

Andrew, as has been our practice in the past, when we know something and have a good understanding of it, we will let you know.

Tom Glocer - Reuters – CEO

I just want to clarify something that we are very comfortable with the strategy. It is just not something at this stage of the game we are prepared to give you the detail.

Andrew Mitchell - Scotia Capital – Analyst

Great. Okay. Thank you very much. I appreciate it.

Frank Golden - Thomson Corporation – VP-IR

Before we take the next question I'd like to ask the operator if we can just remind the participants about how they can ask questions, please.

Operator

(OPERATOR INSTRUCTIONS).

Frank Golden - Thomson Corporation – VP-IR

Thanks very much. We'd like to take the next question from Tim Casey with Bank of Montreal.

Tim Casey - BMO Capital Markets – Analyst

Thanks. A couple of things. Just back to the synergies, can you talk a little bit about more on where the areas of cost savings are coming? And I guess just sort of on an order of magnitude basis, if you could perhaps break it down, you know, in terms of headcount reduction, network consolidation, facilities consolidation just to give us some comfort as to how you are going to get there.

And then, Bob, I guess a question for you on net debt, you know the pro forma number is a little less than 7.5, but I am gathering that does not include proceeds from Prometric and NETg. And you are going to be, both Companies will be generating free cash flow between now and the close, so when you finally do close the deal, is the number more like 6 billion? And could you comment on what you think the effect of boring rate will be going forward? Thanks.

Bob Daleo - Thomson Corporation – EVP, CFO

Let me take those in bite-sized portions, here. First of all, in terms of our debt, I would remind you that we do have a significant amount coming in from the sale of Thomson Learning. I think I would much rather talk rather in terms of the asset volumes value of debt to the kind of target ratios we are looking at. I mean, as a pro forma today, we are at about 2.6 times EBITDA in the pro forma Company. And when we look at both Thomson and we look at Reuters and look at the quality of our ratings, we are, in an S&P sense, a A minus in Thomson and a BBB plus in Reuters. And we feel going forward that that kind of arranges money for us.

As we thought about our planning here – because you are right, we have significant, huge cash generation capabilities in this business – we think that the right balance, the capital strategy going forward is to be in that range, meaning whether it is an A minus or BBB plus. But that kind of quality it gives us the ability to do things going forward because the whole idea of putting this business together, remember, is to grow them and so we want to make sure that we have the firepower to do that. And so we have more target around that than rather a specific debt number.

In terms of the synergies, you are asking questions well beyond anyone's ability to answer them right now. I think that what we are talking about here is (technical difficulty) sat down and have an understanding of where these areas might be. And then the usual, I'd say the usual suspects, we have opportunities in technology (technical difficulty) in our customer support areas, certainly in facilities and G&A as two public Companies. We are working through these very carefully and I don't think that we are in a position, nor would we want to at this time, comment on the specifics beyond giving you this broad number as an indication of where we think we can go and actually probably we are targeting to exceed.

Tom Glocer - Reuters – CEO

I think just to follow on from Bob, it's Tom, you know based on the experience of both Companies in taking costs out of a single side, the Reuters experience has been over the last five years we have taken $1.8 billion out of the annual run rate of the Company's cost base. And that is just from the single Company. We have said we will take out in excess of 500, because we are very confident we can achieve that and we have some optionality, different routes we can go and Bob and I will be working closely on that.

Frank Golden - Thomson Corporation – VP-IR

Thank you very much. We'd like to take the next question from Randall Rudinski with Credit Suisse.

Randal Rudniski - Credit Suisse – Analyst

Thank you. Two questions, I think. First of all, I just wanted to be crystal clear in terms of the dual-listed shares. These two shares, do they each represent the same underlying assets, i.e. the financial assets, but as well the legal, regulatory, tax, etc.?

Bob Daleo - Thomson Corporation – EVP, CFO

Yes, Randy, the way to think about it is you have these two legal entities, as I explained, that have equal economic rights into the combined business. So a share of Reuters PLC has the same rights to all, if you think about it, to all the businesses, both the financial, legal and regulatory, tax, as well as a share of the Thomson-Reuters Corporation has equal rights to all of the financial economics, including what is currently the Reuters share.

Tom Glocer - Reuters – CEO

I think the simple way is they are identical in every respect.

Randal Rudniski - Credit Suisse – Analyst

Okay. That's great. Second of all, there is going to be a shareholder vote to both the Thomson and Reuters shareholders. Particularly in the Thomson side, I just wanted to clarify, the shareholders will be voting specifically to approve the adoption of the Reuters Trust Principles and Founder Share Company, or is there other elements that they would be voting on? And second of all, what level of vote would be required to pass that change?

Geoff Beattie - Thomson Corporation – Deputy Chairman

Tom, I think the more appropriate way to look at it is that the shareholders of Thomson, which will obviously be spearheaded by Woodbridge, have agreed to vote in favor of the transaction as we have presented it in all respects.

Randal Rudniski - Credit Suisse – Analyst

Great. So is a majority of the minority or such –

Geoff Beattie - Thomson Corporation – Deputy Chairman

No, no it is a straight shareholder vote, so I think you can draw the conclusion that it will be successful.

Randal Rudniski - Credit Suisse – Analyst

That's great. Thank you.

Frank Golden - Thomson Corporation – VP-IR

We'd like to take the neck question now from Karl Choi with Merrill Lynch.

Karl Choi - Merrill Lynch – Analyst

Hi, good morning. The question I have is maybe more for Dick. As you sort of step, maybe – I know it is definitely a long-term transaction that transforms the Company, but at the same time, it does make the Company a little bit more cyclical. Just wonder what your thoughts are on that theme and also is any concern that we add more towards the latter stage of a cycle when you are trying to bulk up your existing financial?

Dick Harrington - Thomson Corporation – President, CEO

Karl, I would turn around and say that first of all I think the financial markets have an awful lot of room ahead of them. Just look at the different types of assets, where it's moving in particular asset classes. Also look at the expansion geographically as you start to look at China and India and the Asia Pac region, so I think from an industry point of view, there is a lot of expansion in the industry.

And I think from a strategic point of view for the Thomson Corporation, our strategy was to basically be an information services Company, global information services Company for business and professional markets. And we feel this is a sweet spot.

I think over time we will – obviously professional markets are going to continue to grow. You really look at three things – you have got to look at the footprint we get with Reuters; you look at the brand; and you look at the news service. All those three things can be basically utilized across our existing assets and you can only make them better. So I think this is a great opportunity for the Thomson Corporation, very pleased with the markets we are in, and we still think there is a lot of run rate here.

Karl Choi - Merrill Lynch – Analyst

I know it is also early yet, but any early sort of read from customers what their reaction is?

Tom Glocer - Reuters – CEO

It's Tom Glocer. On the Reuters side, and obviously we share with Thomson Financial the same customer identities, I have been getting over the past week or so, as word had leaked out about the potential to do a transaction, very positive reaction. The view is that by putting these two groups together with the complementary assets and teams, we can bring new products to market, we can provide much more effective competition in the market, so early reaction couldn't be more favorable.

Karl Choi - Merrill Lynch – Analyst

And last question, I know you mentioned you are going to take whatever it needs to get the deal done, but is there any sense about if the regulators require some sort of divestitures, is there is some sort of limit as to how much each Company may or may not do to get the deal done?

Tom Glocer - Reuters – CEO

Well, you know, looking at it from all the analysis we have done, and a lot has been done on both sides, we don't think it would be appropriate or necessary to have any divestitures for this to go through given how wide-open this industry is in modern times. There is no specific percentage set forth or no specific limit because we just don't think it is realistic.

Karl Choi - Merrill Lynch – Analyst

Thank you.

Frank Golden - Thomson Corporation – VP-IR

Okay, we'd like to take the next question from Drew McReynolds with RBC Capital Markets.

Drew McReynolds - RBC Capital Markets – Analyst

Thanks very much and congratulations. Just two follow up questions here. Just to maybe Bob, obviously, and I think you mentioned in the presentation, dividend is still an important part of the picture. Can we just comment on whether anything changes going forward with respect to that policy, as well as other uses of free cash flow going forward, including tuck-in acquisitions as you guys had conveyed over a period of time? And then lastly, just on the Scientific and Healthcare businesses, obviously a smaller part of the bigger picture, has anything changed there with respect to commitment to those businesses? Thank you.

Geoff Beattie - Thomson Corporation – Deputy Chairman

Let me just stress the dividend policy point, because obviously that is the responsibility and role of the Board of Directors. And I think you can take comfort in the fact that Woodbridge has supporting and did not interrupted dividend policy for more than 30 years. And we considered it, as Bob said, a very integral part of delivering total shareholder value. You know, I don't expect under the circumstances that the Board will be taking a different view on that going forward.

Bob Daleo - Thomson Corporation – EVP, CFO

In terms of our use of free cash flow relative (technical difficulty) acquisitions, as I said before, we are making this combination to grow and so we intend to continue to dedicate, as we have in the past, a substantial portion of the cash that we generate to redeploying back into the businesses. And that would include, obviously, the kind of acquisitions and the kind of acquisitions we have done in the past. We contemplated in this in doing this transaction that we would leave ourselves the capability to continue to do that to support the growth in our professional group while we integrate the financial group.

And as far as Scientific and Healthcare, they are still large businesses. They are half billion dollars with terrific margins and good growth rates. The fact that they are thus smaller part of a bigger pie doesn't affect our thinking in terms of their value and long-term capabilities.

Drew McReynolds - RBC Capital Markets – Analyst

Okay, thank you.

Frank Golden - Thomson Corporation – VP-IR

Thanks very much, Bob. That will be our final question and that will conclude our call and we would like to thank you all for your participation today.

Operator

That does conclude our conference for today. Thank you for participating. You may all disconnect.

CAUTIONARY NOTE CONCERNING FACTORS THAT MAY AFFECT FUTURE RESULTS

This presentation includes forward-looking statements, such as Thomson’s and Reuters beliefs and expectations regarding the proposed combination of the two businesses. These statements are based on certain assumptions and reflect Thomson’s and Reuters current expectations. Forward-looking statements also include statements about Thomson’s and Reuters beliefs and expectations related to the proposed Transaction structure and consideration, benefits that would be afforded to customers, benefits to the Combined Business that are expected to be obtained as a result of the Transaction, as well as the parties’ ability to enhance shareholder value through, among other things, the delivery of expected synergies. There can be no assurance that the proposed Transaction will be consummated or that the anticipated benefits will be realised. The proposed Transaction is subject to various regulatory approvals and the fulfilment of certain conditions, and there can be no assurance that any such approvals will be obtained and/or such conditions will be met. All forward-looking statements in this presentation are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. These risks and uncertainties include: the ability to achieve the cost savings and synergies contemplated through the proposed Transaction; the failure of Reuters shareholders to approve the proposed Transaction; the effect of regulatory conditions, if any, imposed by regulatory authorities; the reaction of Thomson’s and Reuters customers, employees and suppliers to the proposed Transaction; the ability to promptly and effectively integrate the businesses of Thomson and Reuters; and the diversion of management time on proposed Transaction-related issues. Additional factors that could cause actual results or events to differ materially from current expectations are discussed in Thomson’s and Reuters respective materials filed with the securities regulatory authorities in Canada, the United Kingdom and the United States (as the case may be) from time to time including The Thomson Corporation’s 2006 Annual Report on Form 40-F and Reuters Group PLC’s 2006 Annual Report on Form 20-F, each of which has been filed with the US Securities and Exchange Commission (SEC). Any forward-looking statements made by or on behalf of Thomson or Reuters speak only as of the date they are made. Thomson and Reuters each disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

ADDITIONAL INFORMATION

This presentation does not constitute an offer for sale of any securities or an offer or an invitation to purchase any such securities. Following satisfaction or waiver of the pre-conditions to the proposed Transaction, documents relating to the proposed Transaction will be furnished to or filed with the SEC. Shareholders are urged to read such documents regarding the proposed Transaction if and when they become available, because they will contain important information. Shareholders will be able to obtain free copies of these documents, as well as other filings containing information about the companies, without charge, at the SEC’s web site at www.sec.gov, at the Canadian securities regulatory authorities’ web site at www.sedar.com (in the case of Thomson) and from Thomson and Reuters. These documents will also be available for inspection and copying at the public reference room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549, US. For further information about the public reference room, call the SEC at +1 800 732 0330.

NON-GAAP FINANCIAL MEASURES (INCLUDING PRO FORMA FINANCIAL INFORMATION)

•	This presentation contains disclosures of certain non-GAAP financial measures. Please see the “Investor Relations” sections of www.thomson.com or www.reuters.com for a reconciliation of each of these measures to the most directly comparable GAAP financial measure.

•	Pro forma financial amounts for 2006 included in this presentation are derived from the published financial statements of The Thomson Corporation and Reuters Group plc for the year ended 31 December 2006 and the first quarter 2007 results announcement of the Thomson Corporation. Thomson prepares its financial statements under Canadian generally accepted accounting principles (‘Canadian GAAP’) and Reuters prepares its financial statements under International Financial Reporting Standards (‘IFRS’). Canadian GAAP and IFRS differ in certain significant respects. For the purposes of this presentation, amounts determined under Canadian GAAP and IFRS have been aggregated without any adjustment for differences in accounting policy or application. Accordingly, pro forma information for the combined business prepared on a consistent basis under either Canadian GAAP or under IFRS could differ significantly from the pro forma information presented herein.

•	In addition this pro forma information does not constitute Pro Forma Financial Information as it is defined in Article 11 of Regulation S-X of the United States Securities and Exchange Commission.

•	Both Thomson and Reuters use ‘non-GAAP’ measures to provide additional information to shareholders on the performance of their businesses. Amounts included in this presentation for EBITDA, EBITA, free cash flow and net debt are based on the closest similar measures reported by Thomson and Reuters. While certain adjustments have been made to align the measures to the extent possible using public information, there can be no assurance that those measures are in fact comparable.